Dreyfus Premier Fixed Income Funds
200 Park Avenue
New York, New York 10166

September 26, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re:	Dreyfus Premier Fixed Income Funds Request for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 33-7172; 811-04748

Ladies and Gentlemen:

On August 1, 2003, Dreyfus Premier Fixed Income Funds (the "Fund") filed Post-Effective Amendment No. 35 to the Fund's Registration Statement on Form N-1A (the "Amendment") to reflect a new sales charge structure for two series of the Fund, Dreyfus Premier Core Bond Fund and Dreyfus Premier Corporate Bond Fund (each, a "Series"). The Fund has determined not to proceed with the new sales charge structure for the Series. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Amendment.

Sincerely, DREYFUS PREMIER FIXED INCOME FUNDS By: /s/ John B. Hammalian John B. Hammalian Secretary